Creating a Global Specialty Chemical Leader May 22, 2017 Filing pursuant to Rule 425 under the Securities Act of 1933, as amended Filer: Clariant Ltd Subject Company: Huntsman Corporation Commission File Number: 001-32427

Cautionary Statement Regarding Forward-Looking Statements This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Clariant Ltd (“Clariant”) and Huntsman Corporation (“Huntsman”) have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements about the anticipated benefits of the contemplated transaction, including future financial and operating results and expected synergies and cost savings related to the contemplated transaction, the plans, objectives, expectations and intentions of Clariant, Huntsman or the combined company, the expected timing of the completion of the contemplated transaction and information relating to the proposed initial public offering of ordinary shares of Venator Materials PLC. Such statements are based on the current expectations of the management of Clariant or Huntsman, as applicable, are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Neither Clariant nor Huntsman, nor any of their respective directors, executive officers or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the contemplated transaction; uncertainties as to the approval of Huntsman’s stockholders and Clariant’s shareholders required in connection with the contemplated transaction; the possibility that a competing proposal will be made; the possibility that the closing conditions to the contemplated transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval; the effects of disruption caused by the announcement of the contemplated transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that stockholder litigation in connection with the contemplated transaction may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; ability to refinance existing indebtedness of Clariant or Huntsman in connection with the contemplated transaction; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the contemplated transaction; transaction costs; actual or contingent liabilities; disruptions to the financial or capital markets, including with respect to the initial public offering of ordinary shares by Venator Materials PLC or financing activities related to the contemplated transaction; and other risks and uncertainties discussed in Huntsman’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the “Risk Factors” section of Huntsman’s annual report on Form 10-K for the fiscal year ended December 31, 2016. You can obtain copies of Huntsman’s filings with the SEC for free at the SEC’s website (www.sec.gov). Forward-looking statements included herein are made only as of the date hereof and neither Clariant nor Huntsman undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement. General Disclosure

General Disclosure (Cont’d) Important Additional Information and Where to Find It NO OFFER OR SOLICITATION This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC In connection with the contemplated transaction, Clariant intends to file a registration statement on Form F-4 with the SEC that will include the Proxy Statement/Prospectus of Huntsman. The Proxy Statement/Prospectus will also be sent or given to Huntsman stockholders and will contain important information about the contemplated transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CLARIANT, HUNTSMAN, THE CONTEMPLATED TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Clariant and Huntsman through the website maintained by the SEC at www.sec.gov. PARTICIPANTS IN THE SOLICITATION Huntsman and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Huntsman investors and shareholders in connection with the contemplated transaction. Information about Huntsman’s directors and executive officers is set forth in its proxy statement for its 2017 Annual Meeting of Stockholders and its annual report on Form 10-K for the fiscal year ended December 31, 2016. These documents may be obtained for free at the SEC’s website at www.sec.gov. Additional information regarding the interests of participants in the solicitation of proxies in connection with the contemplated transactions will be included in the Proxy Statement/ Prospectus that Huntsman intends to file with the SEC.

Key Transaction Highlights Merger of equals creates leading global specialty chemical company with ~$20 billion enterprise value at announcement More than $3.5 billion of value creation through annual cost synergies in excess of $400 million Enhanced returns from complementary high growth end markets and geographies Strong joint innovation platforms and extensive expertise in sustainability Attractive financial profile, solid balance sheet and robust free cash flow generation 1

Transaction Overview All-stock merger of equals transaction New company to be named HuntsmanClariant At-market combination(1): Huntsman shareholders: 48%, Clariant shareholders: 52% Huntsman shareholders receive 1.2196 shares in HuntsmanClariant for each Huntsman share Strong transaction commitment from both Huntsman and Clariant family shareholders Transaction Summary Targeted close by year end 2017 subject to Clariant and Huntsman shareholder approvals, regulatory approvals, and other customary closing conditions IPO of Huntsman’s Pigments and Additives business (Venator) in summer of 2017, as previously announced Timing Chairman of the Board: Hariolf Kottmann Chief Executive Officer: Peter Huntsman Chief Financial Officer: Patrick Jany CEO and CFO to be based in Pratteln, Switzerland Board to have equal representation from Huntsman and Clariant Governance & Leadership Corporate Headquarters in Pratteln, Switzerland; Operational Headquarters in The Woodlands, Texas Dual stock exchange direct listings on SIX Swiss Exchange and NYSE – will pursue listing on major European and US indices IFRS reporting in USD with filing of 10Qs and 10Ks consistent with SEC requirements Location, Listing & Reporting Combined enterprise value of ~$20 billion at announcement Combined 2016 Sales of $13.2bn, Adjusted EBITDA of $2.3bn (17% margin)(2) and OCF of $1.9bn(3) Annual cost synergies in excess of $400 million Adopt current attractive Clariant dividend policy to maintain or increase dividends annually (to be paid quarterly) Solid balance sheet and deleveraging profile Financial Considerations Note: CHF converted at an average exchange rate of 0.988 USD/CHF. Huntsman is pro forma for the announced separation of its Pigments and Additives business, Venator. (1) Based on Clariant share price of CHF20.87 and Huntsman share price of $26.71 as of 19 May 2017. CHF converted at an exchange rate of 0.973 USD/CHF as of 19 May 2017. (2) Includes $400 million in annual run-rate cost synergies. (3) Reflects Huntsman’s 2016 actual Net Cash Provided by Operating Activities plus Clariant’s 2016 actual Cash Flow from Operating Activities plus after-tax annual cost synergies. 2

HuntsmanClariant – A Leading Global Specialty Chemical Company ~$20bn Enterprise Value at Announcement(1) ~$14bn Market Capitalization at Announcement(1) $13.2bn 2016 Sales $2.3bn 2016 Adjusted EBITDA Implying 17% Margin(2) $1.9bn 2016 Operating Cash Flow(3) $360mn 2016 R&D Spend 28,200 2016 Employees >200 Production Sites Source: Company management. Note: CHF converted at an average exchange rate of 0.988 USD/CHF. Huntsman is pro forma for the announced separation of its Pigments and Additives business, Venator. (1) Based on Clariant share price of CHF20.87 and Huntsman share price of $26.71 as of 19 May 2017. CHF converted at an exchange rate of 0.973 USD/CHF as of 19 May 2017. (2) Includes $400 million in annual run-rate cost synergies. (3) Reflects Huntsman’s 2016 actual Net Cash Provided by Operating Activities plus Clariant’s 2016 actual Cash Flow from Operating Activities plus after-tax annual cost synergies. 3

HuntsmanClariant – A Leading Global Specialty Chemical Company 2016 Sales ($bn) Note: USD in billions. Excludes Flavors and Fragrances, Industrial Gases, and Paints and Coatings peers. Evonik is pro forma for the acquisitions of Air Products Performance Materials and J.M. Huber Silica business. Depicts Huntsman status quo and pro forma for the announced separation of its Pigments and Additives business, Venator. Excludes Precious Metals. Excludes Valvoline. (2) (3) (1) (4) HuntsmanClariant Huntsman(2) Clariant 4 13.2 7.3 15.2 13.2 12.1 9.4 9.0 8.8 8.5 8.4 6.0 5.9 5.4 4.8 4.3 3.3 3.3 3.0 3.0 2.7 2.6 2.5 2.4 2.1 2.0 1.7 1.7 1.6 1.1 0.9 0.9 0.7 -- 2.0 4.0 6.0 8.0 10.0 12.0 14.0 16.0

Combined EBITDA margin(1) HuntsmanClariant – Attractive and Balanced Portfolio 2016 Sales 2016 EBITDA 11% Care Chemicals 14% Performance Products 28% Polyurethanes 7% Advanced Materials 9% Natural Resources 5% Catalysis 6% Textile Effects 20% Plastics & Coatings 13% Care Chemicals 13% Performance Products 26% Polyurethanes 10% Advanced Materials 9% Natural Resources 8% Catalysis 4% Textile Effects 17% Plastics & Coatings Combined EBITDA $2.3bn (1) Combined Sales $13.2bn Note: Based on 2016 business mixes. Segment breakdown excludes corporate costs. CHF converted at an average exchange rate of 0.988 USD/CHF. Huntsman is pro forma for the announced separation of its Pigments and Additives business, Venator. (1) Includes $400 million in annual run-rate cost synergies. 17.2% Clariant Huntsman 5 Clariant Huntsman

HuntsmanClariant – Balanced Geographic Footprint with Increased Strength in North America and China North America (27% of sales) China (11% of sales) Note: Based on 2016 sales mixes. Huntsman is pro forma for the announced separation of its Pigments and Additives business, Venator. Significantly increased presence for Clariant in North American markets Vertical integration benefiting from low cost raw materials Extends Huntsman’s formulation expertise and downstream applications 40% Americas 34% EMEA 26% APAC 6 One of the market leading international chemical companies Capitalizing from ongoing growth investments, building on manufacturing footprint with more than 20 locations Strong local joint ventures, including two new polyurethane joint ventures coming online in 2018

Focused on Key Growth Markets Contributed by Huntsman Business Contributed by Clariant Highlights Care Chemicals Critical solutions provider to end-markets supported by secular lifestyle-driven megatrends 4 – 5% 18 – 19% Natural Resources Innovative, performance enhancing and tailored service solutions for the oil and gas industry as well as specialty products based on bentonite 6 – 7% 15 – 17% Catalysis Market and technology leader in petrochemicals, syngas and chemicals catalysts 6 – 7% 24 – 26% Source: Management estimates. Margin targets exclude synergies. Excludes upstream intermediates. EBITDA Margin Target(1) Expected Growth Attractive Specialty Chemical Portfolio with Strong Growth and EBITDA Margins Polyurethanes One of the leading global players in the high growth MDI industry. Strategic intent to drive portfolio further downstream and deliver high value, sustainable growth 6 – 9% 16 – 18% Textile Effects One of the leading global textile dyes, chemicals and digital inks businesses 5 – 7% 13 – 15% Advanced Materials One of the leading materials solution providers in highly qualified aerospace, automotive and electrical insulation markets 4 – 6% 21 – 23% Plastics & Coatings Sector leading businesses of differentiated high performance products to a wide range of end-markets GDP Steered for absolute EBITDA Performance Products Broad portfolio of innovative products serving growing end markets such as personal care, consumer and selected industrial markets 5 – 7%(2) 18 – 20% 7

Estimated Annual Cost Synergies in Excess of $400mn Description Cost Synergies More than $3.5bn in projected market value creation from realization of synergies $400mn full synergy run-rate to be achieved within 2 years of closing Procurement synergies of $150mn Increase effectiveness of combined spend Operational synergies of $250mn Cost reduction by combining corporate functions and business services Consolidation of asset footprint through shared infrastructure Represents approximately 3% of combined 2016 sales One-time costs to achieve synergies of up to $500mn Building on proven track record in post merger integration Synergy Year End Run-Rate and Cash Costs ($ mn) Run-rate savings Costs Synergy Split Operational Procurement Incremental cash tax savings of more than $25mn per annum identified 8 200 400 400 250 200 50 Year 1 Year 2 Year 3

Strong Track Record and Culture of Business Improvement Demonstrated Standalone EBITDA Margin Enhancement Enhanced Combined Financial Profile Performance driven culture with focus on increased profitability and downstream margin improvement Successful acquisition track record with strong integration / synergy realization skills Today, ~80% of Adj. EBITDA contribution comes from businesses with Adj. EBITDA margins above 15%(2)(3) Pro forma 2016 Adj. EBITDA margin of 17.2%(2)(4) including synergies (1) Historical adjusted EBITDA margin for Huntsman includes performance from Pigments and Additives business. Huntsman is pro forma for the announced separation of its Pigments and Additives business, Venator. Prior to synergy realization. (3) Includes $400 million in annual run-rate cost synergies. Clariant Huntsman 15.2% > 250bps > 250bps 12.7% 10.7%(1) 13.4%(2) 9 2016 2016 2010 2010

Focused on Growing End Markets Consumer Transportation Construction Industrial Energy Portion of 2016 Sales Application Examples Source: Management estimates. Note: Huntsman is pro forma for the announced separation of its Pigments and Additives business, Venator. Personal Care Textile Packaging Thermoplastics Catalysts Lubricants Oil & Gas Renewable Energy Fuel Additives Aviation Marine Automotive Paint Insulation Wood Composites Growth Outlook [4 – 5%] [4 – 5%] [4 – 5%] [4 – 5%] [4 – 5%] Huntsman Combined Clariant 20-25% 30-35% 25-30% 10-15% 45-50% 5-10% 10-15% 15-20% 10-15% 15-20% 20-25% 10-15% 10-15% 15-20% 10-15% 10

Focused on Key Growth Markets HuntsmanClariant Leverage complementary products and channel overlap – same customers / end markets for different products More complete solutions for multi-material platforms at OEMs Vibration Control Steering Wheels Interior Trim Growth Opportunities from Complementary Products in Automotive End Markets Seating Recognized Expertise Opportunities Acoustic Elements Fuel Additives Fire Protection Coatings Engine Casting Composite Elements 11 Exterior Components

Innovation, Technology and Sustainability Will Drive Growth Note: CHF converted at an average exchange rate of 0.988 USD/CHF. HuntsmanClariant Clariant Biotech Center, Munich, Germany Clariant Innovation Center, Frankfurt, Germany Huntsman R&D facility, Shanghai, China Huntsman Advanced Technology Center, The Woodlands, Texas $360mn R&D spend ~2,100 people in R&D More than 10,000 patents Systematically integrates sustainability into product offerings 11 large-scale R&D centers in 7 countries with an additional 61 regional / technical centers Common R&D platforms Surface chemistry Specialty polymers Process and catalyst technologies Biotechnology 12

Enhanced Financial Profile A $13bn Specialty Chemical Group Attractive Margin Expansion Opportunities Operating Cash Flow(2) Strong Balance Sheet with Commitment to Investment Grade Rating Additional potential for sales synergies from cross-selling to existing customers Margin 15.2% 13.4% 17.2% Synergies After-tax Synergies(3) Venator monetization to further enhance financial flexibility Source: Management estimates. Note: FY16 financials. USD in millions, unless otherwise noted. CHF converted at an average exchange rate of 0.988 USD/CHF. Huntsman is pro forma for the announced separation of its Pigments and Additives business, Venator. Separation excludes impact from tax leakage. (1) Includes $400 million in annual run-rate cost synergies (2) Reflects Huntsman’s 2016 actual Net Cash Provided by Operating Activities plus Clariant’s 2016 actual Cash Flow from Operating Activities plus annual after-tax cost synergies. (3) Synergies tax-effected at Clariant’s 2016 effective tax rate of 22.2%. (4) Reported Net Financial Debt as of 31 December 2016. (5) Net financial debt and leverage includes $2 billion in after-tax net proceeds from Venator, which conservatively reflects full monetization. Venator Proceeds $1.6 $3.8 <$3.4 Net Debt ($bn)(4) Incl. Synergies(1) (1)(5) 13 898 977 1,875 400 2,275 Clariant Huntsman (Ex Venator) Combined 2016 Adj. EBITDA ($ mn ) 1.7x 3.4x <1.5x 2.2x Clariant Huntsman Combined 2016 NFD / Adj. EBITDA (4)(5) 654 953 1,607 311 1,918 Clariant Huntsman (Ex Venator) Combined 2016 OCF ($ mn ) 5,919 7,275 13,195 Clariant Huntsman (Ex Venator) Combined 2016 Sales ($ mn )

Shareholders’ Meetings Key Investment Highlights Conclusion and Next Steps Transaction Benefits: Global specialty chemical leader In excess of $400mn in annual cost synergies Combined end markets and geographies drive growth Innovation and sustainability enhance value creation Robust balance sheet and strong cash flow SEC F-4 Filing / NYSE Listing and Approval Procedure Antitrust Filing and Regulatory Review Venator S-1 Filing Expected Venator IPO SIX Prospectus / Listing and Review Period Merger Agreement Signing & Announcement Targeted Closing May June July August September December November October Integration Planning 14

Huntsman Reconciliation of U.S. GAAP to Non-GAAP Measures Pro forma adjusted to include the October 1, 2014 acquisition of the Performance Additives and Titanium Dioxide business of Rockwood Holdings, Inc. as if consummated at the beginning of the period; excludes the related sale of our TR52 product line to Henan Billions Chemicals Co., Ltd. in December 2014; and excludes the allocation of general corporate overhead by Rockwood. Pro forma adjusted for the sale of the European Surfactants business on December 30, 2016. Pro forma adjusted for the separation of Pigments & Additives (S-1 filed on May 5, 2017). 15 Year Ended December 31, ($ in millions) 2010 2016 Net Income 32 $ 366 $ Net Income attributable to noncontrolling interests (5) (31) Net Income attributable to Huntsman Corporation 27 $ 335 $ Interest expense, net 229 202 Income tax expense 29 87 Depreciation and amortization 404 432 Income taxes, depreciation and amortization in discontinued operations 11 (2) Acquisition and integration expenses, purchase accounting adjustments 3 23 (Gain) loss on initial consolidation of subsidiaries - - EBITDA from discontinued operations (53) 6 (Gain) loss on disposition of businesses/assets - (128) Loss on early extinguishment of debt 183 3 Extraordinary (gain) loss on the acquisition of a business 1 - Certain legal settlements and related expenses 8 3 Plant incident remediation costs (credits), net - 1 Amortization of pension and postretirement actuarial losses 25 65 Business separation costs - 18 Restructuring, impairment, plant closing and transition costs 29 82 Other non-GAAP adjustments 4 - Adjusted EBITDA 900 $ 1,127 $ Acquisition - ROC Performance Additives & TiO2 (1) 191 - Sale of European differentiated surfactants business (2) (18) (28) Separation of Pigments & Additives business (3) - (122) Pro forma adjusted EBITDA 1,073 $ 977 $ ($ in millions) Pro Forma (1) Pro Forma (2)(3) 2010 2016 Revenue 10,017 $ 7,275 $ Pro forma adjusted EBITDA 1,073 $ 977 $ Pro forma adjusted EBITDA margin 10.7% 13.4%